EXHIBIT 1
2005 ANNUAL INFORMATION FORM
March 24, 2006
For the year ended December 31, 2005
Cinram International Inc.
2255 Markham Road
Toronto, Ontario, Canada
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612

CINRAM INTERNATIONAL INC. – 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
Table of contents

1. About Cinram International Inc.	p. 3
• Our corporate structure	p. 4
• Our material subsidiaries	p. 5
• Our directors and officers	p. 5
• Our employees	p. 7
• Our capital structure
• Our market for securities	p. 7
• Our dividend policy	p. 8

2. About our business	p. 8
1. Home Video	p. 8
2. Audio/ROM	p. 10
3. Printing	p. 10
4. Distribution	p. 10

3. Risk factors that could affect our business	p. 12

4. Legal proceedings we are involved in	p. 17

5. Interest of management and others in material transactions	p. 17

6. Protecting the environment	p. 18

7. Our social policies	p. 18

8. Selected consolidated financial information	p. 18

9. Management’s discussion and analysis	p. 18

10. Audit Committee	p. 18

11. For more information	p. 20

12. Transfer agent	p. 20

Appendix “A”

• Audit Committee Charter	p. i

CINRAM INTERNATIONAL INC. – 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual information form constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.
Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.
1. About Cinram International Inc.
Isidore Philosophe and Samuel Sokoloff founded Cinram in 1969 as a contract manufacturer of pre-recorded eight-track cartridges and cassettes. In our 37-year history, we have evolved with changes in technology and consumer preferences to manufacture successive generations of pre-recorded media formats including: eight-track tapes, vinyl records, audio cassettes, CDs, CD-ROMs, VHS video cassettes and DVDs.
Cinram established its first major manufacturing presence in the United States in 1990 with the acquisition of one of the country’s largest independent duplicators of audio cassettes – PRC Tape Company of Richmond, Indiana. In 1995, we entered the European market with the acquisition of two VHS video cassette duplicators: Duplication France, S.A. and Video Pouce, S.A. Throughout the remainder of the 1990s, Cinram completed several acquisitions in both North America and Europe to establish our market presence and expand our operations in those territories.
In 2000, Cinram entered into exclusive agreements with Twentieth Century Fox Home Entertainment Inc. (Fox), a major North American motion picture studio, to provide manufacturing, distribution and warehouse logistics services for VHS video cassettes and DVDs in the United States and Canada. That same year, we acquired the shares of Universal Music International Manufacturing and Logistics, S.A. (UML) in France and signed a long-term CD supply contract with UML – providing a solid foundation for our CD business in Europe.
In 2002, we added significant DVD capacity in North America, and to a lesser extent in Europe, as a result of the growing consumer demand for DVDs and additional business from new, exclusive DVD supply agreements entered into during the year.
In 2003, we completed the largest strategic acquisition in our history. We acquired Time Warner Inc.’s DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the United States and Europe, for $1,150.5 million in cash.
As part of the transaction, we also entered into exclusive, long-term agreements to manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment, Inc. in North America. The transaction closed in October 2003 and increased Cinram’s DVD and CD manufacturing capacity to over one billion discs per year. The purchase price was funded from banking facilities comprised of term loans totaling $1,025.0 million and a revolving credit facility of $150.0 million. Accordingly, Cinram’s revenue, earnings and earnings per share all reached record levels in 2003. Today, we are the world’s largest independent provider of pre-recorded multimedia products and related logistics services.
A strong slate of home video releases by our existing studio customers along with additional business from new customers such as MGM, EMI and Fox Europe contributed to the increase in our consolidated revenue in 2004. In November 2004, we signed an exclusive, multi-year manufacturing and distribution agreement with Fox in Europe; however, we began manufacturing and distributing DVDs and VHS video

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
cassettes for Fox in France under a transitional agreement in August 2004. We began manufacturing and distributing Fox products in the United Kingdom, Germany and the Benelux in the first half of 2005.
During the first quarter of 2005, management formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The exit plan was finalized in March 2005 and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3.6 million were recorded as an unusual item in the Company’s printing business segment.
On April 25, 2005, Cinram announced that its Board of Directors authorized management to study the viability of converting the Company into an income trust type structure to enhance shareholder value. Management and its legal, financial and tax advisors studied the appropriateness of a potential conversion in the context of several key objectives.
Subsequent to year end, Cinram announced on March 2, 2006, that its Board of Directors has unanimously approved the conversion of Cinram from a corporation into an income trust by way of a plan of arrangement (the “Conversion”), subject to shareholder and court approvals and certain other conditions. In the context of meeting these objectives and responding to the various regulatory developments, Cinram’s Board of Directors evaluated several alternative structures including an income trust, income deposit security and high dividend yielding common share. The Board of Directors has unanimously concluded that the income trust conversion has the greatest potential to enhance shareholder value.
Our corporate structure
Cinram International Inc. (“Cinram” or the “Company”) was formed as Cinram Ltd./Cinram Ltée by letters patent dated July 28, 1969 pursuant to the Canada Corporations Act. The registered and principal office of Cinram is located at 2255 Markham Road, Toronto, Ontario, M1B 2W3 and its telephone number is (416) 298-8190. Cinram has amended its constating documents as follows:
(a)	by Certificate of Continuance dated November 12, 1980, Cinram:
(i)	re-organized its share capital by authorizing for issuance an unlimited number of common shares, an unlimited number of Class A shares, an unlimited number of Class B shares and an unlimited number of Class C shares; and

(ii)	was continued under the Canada Business Corporations Act;
(b)	by Certificate of Amendment dated January 7, 1986, Cinram further re-organized its share capital by:
(i)	reducing the authorized capital of Cinram to an unlimited number of common shares only;

(ii)	subdividing each of its issued and outstanding common shares into 140 common shares;

(iii)	and deleting all restrictions on share transfers;
(c)	by Certificate of Amalgamation dated December 31, 1986, Cinram amalgamated with 147213 Canada Inc;

(d)	by Certificate of Amendment dated June 25, 1987, Cinram subdivided each of its issued and outstanding common shares into three (3) common shares;

(e)	by Certificate of Amalgamation dated June 30, 1988, Cinram:

CINRAM INTERNATIONAL INC. – 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
(i)	amalgamated with Praxis Technologies Corporation and Praxis Technologies Inc. (collectively “Praxis”);

(ii)	increased its authorized share capital by creating an unlimited number of redeemable preference shares. The holders of the preference shares are entitled to receive dividends as and when declared by the directors of Cinram in such amount and in such form as the directors of Cinram may from time to time determine.
(f)	by Certificate of Amendment dated June 21, 1993, Cinram subdivided each of its issued and outstanding common shares into two (2) common shares;

(g)	by Certificate of Amalgamation dated July 31, 1993, Cinram amalgamated with Nelson Vending Technology Limited (“Nelson Vending”) and Nelson Videovend Ltd. (“Nelson Videovend”) and reduced the authorized capital to an unlimited number of common shares only;

(h)	by Certificate of Amendment dated June 12, 1997, the name of the Corporation was changed to Cinram International Inc.; and

(i)	by Certificate of Amendment dated February 27, 1998, Cinram subdivided each of its issued and outstanding common shares into two (2) common shares.
Our material subsidiaries

Name of subsidiary	% Ownership	Jurisdiction of incorporation

Cinram Inc.	100%	Delaware, U.S.A.
Cinram Manufacturing Inc.	100%	Delaware, U.S.A.
Ivy Hill Corporation	100%	Delaware. U.S.A.
Cinram GmbH	100%	Germany

References herein to “Cinram” include the Company and its material subsidiaries.
Our directors and officers
At March 24, 2006, Cinram’s directors and senior officers, as a group, beneficially owned directly or indirectly, or exercised control or direction over, 5.1% of Cinram’s outstanding common shares, or 2,924,670 common shares. Under Cinram International Inc.’s by-laws, directors hold office until the next annual shareholders’ meeting, or until their successors are elected.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
Directors
The following table lists Cinram International Inc.’s directors, their place of residence and principal occupation on March 24, 2006. As a public company, we are required by law to have an audit committee.

Date elected or
appointed to the
Name and place of residence	Board of Directors	Current principal occupation

Henri A. Aboutboul [3]	November 19, 1986	Non-Executive Chairman of the Board
London, United Kingdom		Cinram International Inc.

Norman May, Q.C. [2]	December 1, 1985	Partner,
Ontario, Canada		Fogler, Rubinoff LLP

Nadir H. Mohamed, CA 1, 3*	September 25, 2003	President and Chief Operating Officer,
Ontario, Canada		Communications Group, Rogers Communications Inc.

Isidore Philosophe	August 29, 1969	Chief Executive Officer,
Ontario, Canada		Cinram International Inc.

John R. Preston, CPA 1, 2*	September 25, 2003	Vice-President, Finance and Administration,
Florida, USA		Southern Wine & Spirits of America Inc.

Lewis Ritchie, CA	June 1, 1985	Chief Financial Officer, Executive Vice-President,
Ontario, Canada		Finance and Administration, and Secretary
Cinram International Inc.

David Rubenstein	June 19, 2002	President and Chief Operating Officer
Florida, USA		Cinram International Inc.

Peter G. White 1*, 3	June 12, 1997	President, Peter G. White Management Ltd.
Alberta, Canada

Robert B. Jamieson	August 4, 2005	Consultant
Connecticut, USA

Michael P. Sherman	August 4, 2005	Consultant
New York, USA

[1]	Audit Committee

[2]	Corporate Governance and Nominations Committee

[3]	Compensation Committee

*	Committee chair
All of Cinram’s directors have held the positions listed in the table above during the past five years, except for the people listed in the table below.

Director	Past Occupation

Henri A. Aboutboul	Managing Director of Chemicals, Waste Management International B.V., prior to May 2001

Robert B. Jamieson	Chairman and Chief Executive Officer of RCA Music Group, BMG North America from 2001 to December 2003 (prior to which he was President and Chief Executive Officer from 2000). From 1997 to 2000, Chairman and Chief Executive Officer of RCA Music Group.

Nadir H. Mohamed	President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. From August 2000 to July 2001, President and Chief Operating Officer of Rogers Wireless Inc.

John R. Preston, CPA	Executive Vice-President and Chief Financial Officer, Ripplewood Investment Holdings, prior to January 2004

David Rubenstein	President, Cinram Americas from June 2001 to December 2004 President, Cinram U.S. Operations, prior to June 2001

Michael P. Sherman	Vice Chairman, Crosstown Traders, Inc., a direct marketing company, from October 2002 to June 2005. From April 2000 to October 2002, President of Fingerhut Companies, Inc., a direct marketing company. Director, The J. Jill Group, Inc., December 2004 to present and Director, Direct Marketing Organization, 1996 to present.

Peter G. White	Vice-President, Operations and Secretary, Hollinger Inc., from December 2004 to June 2005 and Co-Chief Operating Officer and Secretary, Hollinger Inc. from January 2004 to December 2004

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in u.s. dollars, unless otherwise stated)
Officers
The table below lists Cinram International Inc.’s officers, their place of residence and principal occupation on March 24, 2006.

Name	Place of residence	Office held at Cinram International Inc.

Isidore Philosophe	Ontario, Canada	Chief Executive Officer

Lewis Ritchie	Ontario, Canada	Chief Financial Officer
Executive Vice-President, Finance and Administration,
Secretary

David Rubenstein	Florida, USA	President and Chief Operating Officer

David Locksley	Ontario, Canada	Chief Information Officer

Jaime Ovadia	Florida, USA	President, Cinram U.S. & Latin America
Executive Vice-President, Worldwide Theatrical Home Video

Jacques Philosophe	Ontario, Canada	Executive Vice-President

Monique Rabideau	Ontario, Canada	Assistant Secretary

John Tino	Ontario, Canada	Vice President, Finance

Marcel Tuchner	Ontario, Canada	Executive Vice-President, Manufacturing and Engineering
Our employees
As of December 31, 2005, Cinram had approximately 10,000 employees worldwide.
Our capital structure
Our authorized capital stock consists of an unlimited number of common shares. At March 24, 2006, Cinram had 57.3 million common shares issued and outstanding.
Our market for securities
Cinram’s common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol CRW. Effective January 1, 2001, we de-listed from the NASDAQ.

(in Canadian dollars, except volume)
2005	Open	High	Low	Close	Volume Traded

January	$22.05	$22.25	$19.72	$20.20	8,536,897

February	$19.83	$22.00	$19.70	$20.89	3,507,395

March	$20.88	$25.90	$20.80	$25.67	14,267,302

April	$26.00	$28.35	$23.78	$26.17	10,346,430

May	$26.06	$26.99	$23.99	$24.01	8,424,960

June	$24.02	$24.49	$22.58	$23.50	4,034,929

July	$23.35	$23.60	$22.05	$23.20	3,980,369

August	$23.50	$28.51	$23.32	$28.10	11,291,779

September	$27.96	$29.24	$24.40	$25.35	7,724,720

October	$25.30	$25.40	$22.43	$23.94	9,764,831

November	$23.94	$27.80	$23.35	$26.80	6,186,369

December	$27.00	$29.10	$26.50	$27.40	3,450,164

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in u.s. dollars, unless otherwise stated)
Our dividend policy
According to the Board of Director’s current policy, Cinram declares and pays quarterly cash dividends on its common shares at a rate of C$0.12 per year. The Board of Directors regularly reviews its dividend policy. The ability to declare dividends is restricted to the current policy by the terms of Cinram’s credit facilities.

Cash dividend declared per common share
Year	(in Canadian dollars)

2005	$0.12
2004	$0.12
2003	$0.12
In 2006 Cinram’s Board of Directors has so far declared quarterly dividends of C$0.03 per common share, payable on March 31, 2006.
2. About our business
Cinram is the world’s largest provider of pre-recorded multimedia products and related logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video-cassettes, audio CDs, music cassettes, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe.
In 2005, 93% of our revenue was generated outside of Canada – 67% in the United States and Mexico and 26% Europe.
We operate in four main industry segments: Home Video replication, Audio/ROM replication, Printing and Distribution Services. As a custom audio and home video replicator, we only produce multimedia products to fill specific orders from our customers. In North America and Europe, most of our major home video and audio customers use our services to outsource manufacturing and distribution of their content because they prefer to concentrate their efforts on promotion and artistic development.
1. Home Video
Home Video replication customers provide us with a master tape, label design, and in some cases, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations, and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.
Our major customers in North America and Europe are major motion picture studios. In Europe, we also participate in the competitive home video replication market, where most of the major studios use third party duplicators. Life-style, education and marketing videos are some of the major markets.
We have non-exclusive DVD replication licensing agreements with MPEGLA, the 3-C and AC-3 Groups (both administered by Philips Electronics), the 6-C Group, (administered by Toshiba Corporation) and Discovision Associates.
The Home Video replication segment accounted for 52% of our 2005 consolidated revenue, compared with 54% in 2004. In 2005, approximately 74% of Cinram’s Home Video replication revenue was generated in North America and 26% in Europe.
The competitive environment for DVDs in the U.S. and Europe includes a number of significant players. The Company and The Technicolor Group are the largest independent DVD replicators globally and Technicolor is the Company’s most significant competitor. In addition to Technicolor,

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in u.s. dollars, unless otherwise stated)
the Company competes with a number of other independent replicators, including Infodisc Technology Co., Ltd., a Taiwan-based manufacturer, and Deluxe Media Services, Inc., which is owned by Rank Group Plc.
A number of large multimedia conglomerates with music content subsidiaries, such as Sony and Bertelsmann AG, continue to manufacture DVDs and other multimedia in-house through captive subsidiaries. Such captive subsidiaries also provide significant competition for the Company and restrict the potential market for its services because the Company is unlikely to win the manufacturing business of their associated music companies unless the captive operations are sold.
According to Understanding & Solutions, the top three DVD manufacturers in North America are (in order, from largest to the smallest) the Company, Technicolor and Sony, which together accounted for approximately 74% of planned 2005 DVD output. In Europe, the top three DVD manufacturers are (in order, from largest) Technicolor, the Company and Sony, which together comprise approximately 43% of the market segment. To keep pace with the demand for DVD video, the rate of expansion of which is expected to slow down, major manufacturers are expected to make modest investments in capacity over the next few years. The launch of the HD-DVD and Blu-ray formats is likely to mean that the primary investment focus of the major replicators will change to these formats.
In addition to the large players, who play an important role in handling large-scale multi-year manufacturing and distribution contracts for major studios and music labels, there are many smaller players whose additional capacity increases industry output. Offloading is one such method for accomplishing this, whereby manufacturers outsource production to third parties when they do not have sufficient capacity to produce available volumes. While offloading results in lower margins for the direct manufacturer, it has a number of benefits, such as allowing manufacturers to manage capital expenditures. Manufacturers can typically rely on other DVD replicating companies to handle unexpected volume increases and, therefore, do not need to maintain significant spare capacity.
At the end of 2005, Cinram had the capacity to manufacture approximately 1.8 billion DVDs per year, up from 1.65 billion at the end of 2004, which allows Cinram to service the industry’s seasonal peaks in demand, which typically occur in the second half of the year.
There are currently two main disc formats competing for the new standard of next-generation high-capacity pre-recorded media. The first format, HD-DVD, was developed by Toshiba Corporation and NEC Corporation and received the endorsement of the DVD Forum, an international association of more than 230 hardware manufacturers, software firms and other users of DVDs, in the fall of 2003. HD-DVDs can hold up to 15 gigabytes of data or high definition video on a single layer and up to 30 gigabytes on a dual-layer disc. HD-DVDs can be produced on the same type of equipment used for producing DVDs. We expect that the cost of producing HD-DVDs will initially be higher than current DVD production costs, although these costs will likely decline as production increases and efficiencies in the manufacturing process are realized.
The second format of new disc technology is Blu-ray, which was developed by the Blu-ray disc founders, a group of 13 companies which includes Sony Corporation and Matsushita Electric Industrial Co., Ltd. Blu-ray discs can hold up to 25 gigabytes of data or high definition video on a single layer disc and up to 50 gigabytes on a dual-layer disc. Blu-ray disc production will require greater capital investment than HD-DVD, as existing DVD equipment is not capable of manufacturing these discs.
Although both next generation product launches are expected to take place in the next few months, we expect the existing DVD format to remain the home video standard for several years thereafter, consistent with past experience with the introduction of new pre-recorded media formats. We have been working on the manufacturing process for both next-generation high-

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
definition formats for more than a year and expect to be in a position to meet our customers’ requirements for either format.
2. Audio/ROM
Audio/ROM replication customers provide us with a master tape, label design, and in some cases, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.
Cinram’s principal customers in the Audio/ROM replication segment are major music labels, publishers and computer software companies in North America and Europe. We enter into agreements in the ordinary course of our business with our major customers, which deal generally with pricing, delivery, order size, confidentiality and copyright protection.
We have non-exclusive CD replication licensing agreements with a member of the Philips Group of Companies in the Netherlands.
The Audio/ROM replication segment accounted for 15% of consolidated revenue in 2005, down slightly from 16% in 2004. In 2005, approximately 69% of our Audio/ROM replication revenue was generated in North America, and 31% in Europe.
Based on information obtained from Understanding & Solutions, the CD replication industry is currently relatively fragmented with the top eight manufacturers representing less than one-third of global unit production during 2005. Total global output declined by 2% to 12.9 billion discs during 2005. The six largest global CD manufacturers are Sony, Sonopress, Cinram, Optical Disc Services, EDC (formerly Universal) and MPO/Americ Disc. In 2004, EMI sold its European and Australian facilities and closed its operations in the United States. Cinram signed an exclusive manufacturing agreement with EMI in the United States in 2004 as a result of the closure of their U.S. operations. According to Understanding & Solutions, consolidation and rationalization is expected to continue due to decreasing CD demand and excess capacity in the industry.
3. Printing
In 2003, Cinram acquired Ivy Hill Corporation as part of the Time Warner transaction. Ivy Hill is one of the largest specialized printing companies in the U.S. focused on printing and packaging for music, multimedia, home video and publishing applications – including DVD and CD folders, patented “Snapper” packages for DVD, point-of-purchase displays, custom box sets and other customized printer products for media. Sales to Warner Home Video and Warner Music Group represent approximately 69% of Ivy Hill’s revenues. Ivy Hill’s results correspond to our Printing industry segment. Printing accounted for 11% of our 2005 consolidated revenue, in line with 2004.
4. Distribution
Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services for our home video customers. We believe that our world-class distribution and logistics capabilities allow us to differentiate ourselves from the competition by providing complete turnkey services for our customers at a time when many studios and music labels are looking to refocus on their core business and outsource their logistic needs. Distribution accounted for 14% of consolidated revenue in 2005, up from 10% in 2004.
Key success factors in the home video and audio replication industry include:
•	Capacity: Critical to securing contracts with major studios and achieve economies of scale to lower costs and achieve higher margins.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
•	Premium contracts: Market share is dependent upon strong relationships and arrangements with large studios.

•	Full service offering: Replicators must offer a complete package of services, including high value-added distribution services, often in multiple territories.

•	Access to financing: Essential for investment in capacity, technological improvements and product offering.

•	Low cost of production: Customers are cost conscious and will make purchase decisions based on price.
Key success factors in the printing industry include:
•	Capacity: Critical to securing contracts and achieving economies of scale to lower costs and achieve higher margins.

•	Premium contracts: Market share is dependent upon strong relationships and arrangements with large customers

•	Access to financing: Essential for investment in capacity, technological improvements and product offering.

•	Low cost of production: Customers are cost conscious and will make purchase decisions based on price.
We have maintained longstanding customer relationships with several major film studios and music labels globally. Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment (New Line), Fox, Metro-Goldwyn-Mayer Home Entertainment (MGM), Artisan Entertainment/Lions Gate, Alliance Atlantis and EMI Group plc (EMI). Revenues are derived mainly from exclusive multi-year contracts typically ranging from two to six years – approximately 80% of our revenues are generated under such contracts. We believe our strong history of contract renewal success is based on our proven ability to meet customer requirements consistently and accurately. Furthermore, the high degree of integration between our customers and us adds significant value for our customers and assists us in retaining customer relationships. Given the scale and scope of our operations, we are well-positioned to compete for additional large-scale contracts. Our operations now span two continents and 23 major facilities worldwide (17 in North America and 6 in Europe), with nearly 15.0 million square feet of manufacturing, distribution and printing facilities. Our facilities are strategically located to serve key North American and European markets quickly and efficiently.
Raw materials
We source our raw materials from North America, Europe and the Far East. The major raw material components used in our products are plastics, which are subject to price fluctuations based on supply and demand, as well as other factors such as input prices. Polycarbonate is the type of plastic that is used to manufacture discs (DVDs and CDs) and polystyrene is used to manufacture jewel boxes and trays for CDs. Although we have the ability to pass-through polycarbonate cost increases to most of our DVD customers, we are contractually restricted as to the timing of the pass-through to our customers. If we have several consecutive raw material cost increases such as those we experienced over the course of the second half of 2005, we can only pass on these increases on a time delay basis. Our major CD contracts do not contain any raw material pass-through mechanisms that currently allow us to adjust pricing for polycarbonate cost increases, and there are limitations on price adjustments for polystyrene. Our polycarbonate costs increased by approximately 9% from January 2005 to December 2005, while our polystyrene costs remained stable during the year. After taking into account our raw material pass-throughs, these costs increases had an $18.7 million dollar impact on gross profit in 2005.
Seasonality and customer concentration
Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (U.S. Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
the fourth quarter. In 2005, the fourth quarter accounted for 31% of our annual revenue and 46% of our annual earnings, compared with 32% and 46% in 2004, and 50% and 44% in 2003, respectively.
We maintain sufficient production capacity in our industry segments to meet surges in demand. The highest demand typically occurs during the fourth quarter. In 2005, approximately 32% of our Home Video replication revenue and approximately 30% of our Audio/ROM replication revenue was generated in the fourth quarter.
In 2005, more than 50% of revenue was derived from our two largest customers unchanged compared to the prior year. Also in 2005, the largest customer accounted for 37% of consolidated revenue, compared with 36% in 2004. The loss of one of our major customers could have a materially adverse effect on our financial results.
Material contracts
On October 24, 2003, Cinram acquired from Time Warner Inc. the DVD and CD manufacturing and physical distribution businesses of the Warner Music Group, together with certain related businesses (collectively referred to as the “Time Warner Businesses” or the “Acquired Businesses”), in the United States and Europe for a purchase price of $1,150.5 million in cash (the “Acquisition”). The DVD and CD manufacturing and physical distribution businesses were comprised of WEA Manufacturing Inc., Warner Music Manufacturing Europe GmbH and certain distribution assets of Warner Music Group that were transferred to WEA LLC. The other two acquired businesses were Ivy Hill, a specialty printing and packaging business, and Giant Merchandising, a manufacturer and supplier of branded custom label apparel and related development and design services.
As part of the Acquisition, we entered into exclusive supply relationships with Time Warner companies. Warner Home Video has DVD distribution agreements with Home Box Office (HBO), New Line and Turner Entertainment. The six-year agreements allow us to supply substantially all of Time Warner’s North American and European DVD and CD replication, distribution and printing requirements through 2009.
3. Risk factors that could affect our business
Our financial performance is sensitive to economic trends and consumer preferences in our major markets.
Our financial performance depends on consumer demand for our customers’ products. Substantially all of the purchases of the pre-recorded media products sold by our customers are discretionary. Accordingly, weak economic conditions or outlook or consumer confidence could significantly reduce consumption in any of our customers’ major markets thereby causing material declines in our sales and net earnings. In addition, because of the discretionary nature of their products, our customers must continually compete for the public’s leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants. They also compete for retail shelf space with other consumer goods. As a result of this competition, demand for our customers’ products could be reduced and our sales volumes and gross profit margins could be adversely affected.
Events and conditions in the motion picture industry may affect sales of our products.
Our DVD sales tend to fluctuate based on the underlying trends in the motion picture industry and are driven in part by the release of hit films on home video, particularly on DVD. When box office receipts for the motion picture industry increase, we have typically seen sales of related DVDs increase as well. The number of films that are produced can be affected by a number of factors, including strikes and work stoppages within the motion picture industry, as well as by the tax incentive arrangements that many foreign governments provide filmmakers to promote local filmmaking.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
Increased costs or shortages of raw materials or energy could adversely affect our results of operations.
Each year we purchase significant quantities of plastics, the key raw materials used in the production of DVDs, CDs, VHS video-cassettes and audio cassettes. The availability and prices of these materials may be influenced by a number of different factors, many of which are beyond our control, including weather, transportation, increased demand, production delays and the price of oil. Significant shortages of, and price increases for, the plastics we use have occurred in the past. We generally do not hedge against price increases in the raw materials that we use. If we experience raw material price increases and we are either unable to pass such increases through to our customers or we are contractually restricted as to the timing of any increases in the amount we charge our customers, our gross margins would be adversely affected. Also, the processes at our manufacturing, distribution and printing facilities are energy-intensive. Therefore, increases in energy costs would adversely affect our gross margins and, consequently, our results of operations.
Our dependence on a limited number of large customers with substantial bargaining power creates potential risks to our revenue and cash flows.
We operate in an industry in which there is a high degree of customer concentration. Our two largest customers are Warner Home Video and Twentieth Century Fox Home Entertainment. Collectively, these two customers accounted for more than 50% of our consolidated 2005 revenue. Warner Home Video, our largest customer, accounted for more than 37% of our 2005 consolidated revenue. If any of our most significant customers discontinues its relationship with us for any reason, our business could be materially adversely affected. In addition, our customers face a variety of risks and competitive pressures in the industries in which they operate, and if market and other factors cause them to cancel, reduce or postpone current or expected purchase commitments for our products, our operating results and financial condition may be adversely affected. Similarly, if our significant customers do not own the licensing and distribution rights to the content they produce, there is no assurance that we will be provided with the contract for such products regardless of the exclusive nature of our contracts with such customers. Our operating results could also be significantly impacted if one of our largest customers fails or is unable to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons.
Our business could be harmed if we are unable to manage the successful production, supply or security of our products.
In our business, we are required to deliver substantial volumes of products meeting the stringent requirements of our customers. Our failure to successfully manage the production or supply of our products, including the failure to meet scheduled production and delivery deadlines, or the failure of our products to meet the quality requirements of our customers, could materially adversely affect our business, operating results and financial condition. In addition, if a person with authorized access to any of our facilities was to make an unauthorized copy of one of our clients’ audio or video files and to circulate such content prior to its scheduled release, we could be subject to liability arising from this breach of security. Accordingly, our business operations, as well as our reputation, could be adversely affected.
Advances in technology and changes in our customers’ demands may require us to incur significant capital expenditures in order to remain competitive.
Changes in the technology employed by the pre-recorded media industry and the emergence of the future generations of multimedia products, such as Blu-ray discs or HD-DVD, may require us to extensively upgrade or alter our manufacturing processes and production facilities in order to offer the most up-to-date product variations. As the demands and requirements of our customers shift, it will be necessary for us to modify the products and services we offer in order to retain these customers. The costs associated with adapting our operations to these requirements will likely be significant. There can be no assurance that we will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain the resources necessary to fund product expansion and new technology development, we may not be able to successfully implement our business strategies and our market share, gross profit margins and results of operations could be

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
adversely affected. In addition, we cannot assure you that any of our existing customers will continue to employ our services with respect to future generations of multimedia products.
Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.
Our production levels and, in turn, our revenue and cash flows are largely affected by the schedule according to which our major customers release their products, which, in turn, is dependent on a variety of factors such as consumer demand and the availability of marketable content. Our results of operations and cash flows in any period are materially affected by the timing of product releases by our customers, which may result in significant fluctuations from period to period. In addition, in the music and home video industries, purchases typically are made in the last three months of the calendar year. Accordingly, a significant percentage of our annual revenue and earnings is typically realized during our fourth quarter. These fluctuations in our sales may adversely affect our ability to meet our obligations.
Fluctuations in our quarterly and annual operating results may adversely affect the value of our stock.
A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects. As discussed more fully below, these fluctuations also could increase the volatility of our stock price. Factors that may cause or contribute to fluctuations in our operating results and revenue include:
•	Fluctuations in demand for our products;

•	Introduction or enhancement of products and technologies by us and our competitors, and market acceptance of these new or enhanced products and technologies;

•	Events and conditions in the motion picture industry that affect the number of movies produced and distributed on home video, the popularity of motion pictures generally and strikes by motion picture industry participants;

•	Consolidation by participants in the markets in which we compete, which could result, among other things, in pricing pressure;

•	The amount and timing of our operating costs and capital expenditures, including those related to the expansion of our business, operations and infrastructure;

•	Variations in the time-to-market of our technologies in the entertainment industries in which we operate;

•	Seasonal product purchasing patterns by consumers;

•	The impact of, and our ability to react to, interruptions in the entertainment distribution chain, including as a result of work stoppages at our facilities, our customers’ facilities and other points throughout the entertainment distribution chain;

•	The impact of, and our ability to react to, political instability, natural disasters, war and/or events of terrorism;

•	Adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and

•	Costs of litigation.
One or more of the foregoing or other factors may cause our operating expenses to be disproportionately higher or lower or may cause our revenue and operating results to fluctuate significantly in any particular quarterly or annual period. Results from prior periods are thus not necessarily indicative of the results of future periods.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
Demand and pricing for our products could be materially adversely affected by the development or proliferation of digital distribution alternatives, including copying and distribution of music and video files.
Our business is dependent on the continued viability and growth of physical distribution of music and video through authorized pre-recorded media. Alternative distribution channels and methods, both authorized and unauthorized, for delivering music have eroded our volume of sales and the pricing of our products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music and video files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as personal video recorders, CD and DVD burners and portable MP3 music and video players, widespread access to the Internet and the increasing number of peer-to-peer digital distribution services that facilitate file transfers and downloading. We expect that file sharing and downloading, both legitimate and illegal, will continue to exert significant downward pressure on the demand for CDs. As current technologies improve, the digital transfer and downloading of video files will likely become more widespread. As the speed and quality with which video files can be transferred and downloaded improves, file sharing and downloading may in the future exert significant downward pressure on the demand for DVDs. Demand for our products may also be adversely affected by CD, DVD and VHS video cassette piracy if this practice increases in the future. In addition, our business faces pressure from the emerging distribution alternatives, like video on demand (“VOD”), and personal digital video recorders. As substantially all of our revenues are derived from the sale of DVDs and CDs, continued file sharing, downloading and piracy or the growth of other alternative distribution channels and methods could materially adversely affect our business, financial condition and results of operations.
Changes in interest rates may adversely affect our cash flows and results of operations.
The Credit Facility bears interest at variable rates with a fixed interest rate spread. The weighted average interest rate on the average debt of $797 million during 2005 was 6.1%. The Company currently has hedged 34% of its debt balance at fixed interest rates, with an interest rate cap in place on an additional 29% of the debt balance. With respect to the remaining 37% floating rate debt, we continuously monitor the interest rate environment and are prepared to hedge additional debt should we feel it is necessary. Any increases in interest rates will affect the amount of cash required to service our indebtedness under the credit facility and could have a negative impact on our cash flows and results of operations.
We may experience adverse effects due to exchange rate fluctuations.
While the majority of our revenue and earnings are generated in the United States, our operations in foreign markets expose us to the risk of foreign currency fluctuations. To the extent we incur expenses that are not denominated in the same currency as the related revenue, exchange rate fluctuations could cause our expenses to increase as a percentage of revenue, thereby negatively affecting our profitability and cash flows.
Demand and pricing for our products generally decline as our products mature.
Demand for our products and the prices at which we are able to sell our products generally decline as our products mature. Over the course of their product lifecycle, each of the audio cassette, VHS video cassette and CD formats has experienced a substantial decline in demand and pricing. As a result, to the extent we are unable to increase our sales volumes or reduce our manufacturing costs, our profit margin for these formats may decline. We have experienced similar pricing declines in respect of the DVD format and expect to experience similar volume declines as the DVD format matures. We also expect to experience similar pricing and volume declines in any future formats that we manufacture. Therefore, our long-term success depends on our ability to invest in new technologies and to secure our customers for new formats as they make the transition from mature formats. In addition, as a result of declines in demand for audio cassette, VHS video cassette and CD formats, our revenue is increasingly dependent on sales of the DVD format.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
We face significant competitive and pricing pressures in the markets we serve.
We are engaged in an industry that is highly price competitive. Some of our competitors are companies, or divisions or operating units of conglomerates that have greater financial and other resources than we have. We may not be able to continuously compete successfully in our industry, and this could have a material adverse effect on our business, results of operations and financial condition. Furthermore, our multi-year contracts with our customers frequently contain a market price test which may, depending on prevailing industry prices, require us to lower the prices we charge such customers. Many of our customers have recently undergone, or may undergo, consolidation. As our customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on our products which would adversely affect our results of operations. If any of our customers is acquired by or consolidates with another participant in the industry that has either an existing relationship with one of our competitors or the internal capacity to supply the products and services we provide, we may lose that customer and our results of operations may be materially adversely affected.
We rely on our key personnel to manage our business effectively and we may not be able to retain those employees or recruit additional qualified personnel.
Our operations and prospects depend, in large part, on the performance and continued service of our senior and middle management teams. The loss of key employees or the inability to attract and retain skilled employees could adversely affect our ability to effectively pursue our business strategy. Currently, only certain of our key officers and employees are bound by written employment contracts.
We are exposed to potential claims of intellectual property infringement.
The industry in which we compete has many participants who own, or who claim to own, intellectual property for certain of the manufacturing processes we employ, the products we produce or the content produced by our customers. We currently accrue for the payment of licensing fees to certain third parties that claim to own the rights to intellectual property that we employ in our manufacturing processes or products. While currently we believe that these accruals are adequate, we cannot assure you that, if we are required to obtain licensing in respect of these rights, we could obtain such licensing on the terms assumed in these accruals. Furthermore, we cannot determine with certainty whether these or any other existing third party patents or the issuance of any new third party patents would require us to alter, or obtain licenses relating to, our processes or products. There is no assurance that we will be able to obtain any such licenses on terms favourable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Additionally, the fees we pay in respect of existing licenses could increase materially in the future when these licenses are renewed. New multimedia formats will likely require that we obtain additional licenses. There can be no assurance that the content on the multimedia products we manufacture on behalf of our customers does not infringe upon the rights of third parties. Any claims brought against us by third parties with respect to intellectual property rights, with or without merit, could be time-consuming, result in costly litigation or cause delays in our operations. Since there can be no assurance of the outcome of such claims, we may be subject to fines or penalties that could be significant. We are involved in various intellectual property related legal actions that are in the ordinary course of our business. We cannot be certain that these actions, or any future actions, will not have a material adverse effect on our business, operating results or financial condition.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.
We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments, commencing December 31, 2006. Both we and our independent auditors will be testing our internal controls in connection with the Section

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.
We conduct business internationally which exposes us to uncertainties and risks that could negatively affect our operations and sales.
A significant portion of our sales are made to customers located outside the United States and Canada, primarily in Western Europe. We expect our international operations to continue to account for a significant portion of our revenues in the future and we may expand into new international markets in the future. The economies of foreign countries important to our operations could suffer slower or negative economic growth or instability in the future. In addition, our operations and sales in foreign markets could be negatively affected by a variety of risks, including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to such laws or requirements, fluctuations in the value of foreign currencies against the Canadian and U.S. dollar, dependence on foreign distributors and their sales channels and the failure to recognize intellectual property rights. We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all applicable regulations without incurring significant additional costs.
Work stoppages or other labour disruptions affecting our key customers could have an adverse effect on our profitability and financial condition.
Labour disruptions at our key customers or with or by the clients they service, particularly work stoppages and disputes involving those associated with the music recording or film industries, could significantly affect demand for our products. Any prolonged strikes or other forms of labour protests or disputes affecting the businesses of our customers could have a material impact on our financial condition and results of operations.
Our manufacturing operations are subject to environmental laws and requirements that may impose material liabilities as well as operating and capital expenditures on us.
Our manufacturing facilities are subject to a range of federal, state, provincial, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges into the air, water and land, the handling and disposal of hazardous substances and wastes and the remediation of contamination associated with our facilities and off-site disposal locations. Compliance with existing and future environmental laws and regulations and enforcement policies may require us to incur capital and other costs, which may materially adversely affect our future financial condition. In addition, if we are found not to be in compliance with applicable environmental laws and regulations at our facilities, we may be subject to fines and penalties that could be significant.
4. Legal proceedings we are involved in
Cinram is involved in various legal actions that are normal to the course of our business. We do not expect any resulting liability to have a material adverse effect on our financial position or our results.
5. Interest of management and others in material transactions
In 2005, we paid $0.6 million ($1.5 million in 2004) to a law firm where one of our Directors and one of our officers are each partners; we also paid $0.2 million in both 2005 and 2004 in consulting fees to one of our Directors.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
In 2003, we purchased premises from three companies owned by certain shareholders of the Company and their families for $5.5 million, representing the fair market value of the land and building, based on independent appraisals. Prior to the purchase of the land and building, we leased the premises on a month-to-month basis at an exchange amount as agreed to by the parties.
6. Protecting the environment
Our facilities are subject to laws and regulations, and international agreements, governing protection of the environment, natural resources, human health and safety, and the use, management and disposal of hazardous substances. In particular, our operations are subject to stringent requirements for packaging content and recycling, air and water emissions, and waste management. We believe that we comply substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected us to date, we cannot predict the costs of complying with requirements that may be imposed in the future. Such costs, or related third-party personal injury or property damage claims, could have a material adverse affect on our business, results of operations or financial condition.
7. Our social policies
Cinram’s Board of Directors approved a formal Code of Business Conduct and Ethics in 2004. The Code was rolled-out to officers, directors and employees in late-2004 and early-2005. All employees, directors and officers of Cinram are required to sign an acknowledgement that they have read and understood the Code. Designated members of management and the Board must also sign a Code of Business Conduct and Ethics Annual Record of Review to reaffirm their commitment to our daily business behaviour and conduct, which in turn reflects Cinram’s high ethical standards, on an annual basis.
8. Selected consolidated financial information
Selected consolidated financial information for the last eight quarters is available in the Summary of Quarterly Results section on page 15 of the 2005 Financial Review section of Cinram’s 2005 Annual Report and is incorporated herein by reference.
9. Management’s discussion and analysis
Management’s discussion and analysis of financial condition and results of operations is available starting on page 2 of the 2005 Financial Review section of Cinram’s 2005 Annual Report and is incorporated herein by reference.
10. Audit Committee
Audit Committee Charter
A copy of the Audit Committee Charter as approved by the Board is attached to this AIF as Appendix A.
Composition of the Audit Committee
The members of the Audit Committee of the Company are Peter G. White (Chairman), Nadir H. Mohamed and John R. Preston, all of whom the Board considers to be both “independent” and “financially literate” as those terms are defined in Multilateral Instrument 52-110 Audit Committees. In making these determinations, the Board considered the relationship of each member with the Company and the financially-related education and/or experience of each member such as those outlined below.
None of the members of the Company’s Audit Committee has any direct or indirect material relationship with the Company. They have never had an interest in (other than less than 1% shareholdings), or been

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)
employed by, the Company or any of its affiliates, suppliers, customers, advisors or auditors and have received no compensation from the Company or any of its affiliates other than customary fees and options for their services as members of the Board and its committees.
Relevant Education and Experience
Peter G. White has been and continues to be Executive Vice President, Secretary and a director of Argus Corporation Limited, a public investment holding company. He was also, for many years until June 2005, a director of Hollinger Inc. More recently, he had held various senior positions with Hollinger Inc. including Co-Chief Operating Officer, Vice President, Operations and Secretary. From December 2003 to June 2005, pursuant to the terms of a consulting agreement with Peter G. White Management Ltd., a company controlled by Peter G. White, Mr. White rendered various services to Hollinger and its wholly-owned subsidiaries, including assisting the board of directors of Hollinger in conserving the value of Hollinger’s assets, addressing liquidity issues facing Hollinger and its wholly-owned subsidiaries, assisting the board of directors of Hollinger in meeting applicable regulatory requirements and otherwise performing duties similar to those of a restructuring officer.
Nadir H. Mohamed received his CA designation in 1980 and is currently President and Chief Operating Officer of the Communications Group, Rogers Communications Inc. Mr. Mohamed has previously been President and Chief Executive Officer of Rogers Wireless Inc. and has held several senior financial, strategic business development and operational management positions at Telus Communications Inc., BC Tel and BC Tel Mobility.
John R. Preston is a Harvard Business School MBA graduate and received his CPA designation in 1977. He is currently Vice-President Finance and Administration of Southern Wine & Spirits of America, Inc. Prior to January 15, 2004, he was Executive Vice-President and Chief Financial Officer of New York-based Ripplewood Investment Holdings, a $4 billion US private equity firm. His broad experience as a senior financial executive in consumer industries includes his tenure as Senior Vice-President of Vivendi Universal, and a twenty-year career with The Seagram Company Ltd. culminating in his position as its Senior Vice President, Strategic Planning and Treasurer.
Pre-Approval Policies and Procedures
It is within the mandate of the Audit Committee to approve all audit and non-audit related fees. Prior to undertaking the annual audit of the financial statements, KPMG LLP, (“KPMG”), presents to the Audit Committee an estimate of fees for the annual audit together with fees estimated for non-audit related work. The Committee has pre-approved specifically identified tax fees, including assistance with the preparation of corporate tax returns, tax planning and tax advisory services.
External Auditor Service Fees
The following table sets forth the fees paid and/or accrued by the Company to its external auditors, KPMG for services rendered for fiscal years 2005 and 2004:

Year	2005	2004
Audit Fees (1)	2,113,000	1,649,000
Audit-Related Fees (2)	188,000	229,000
Tax Fees (3)	2,495,000	2,199,000

Total	4,796,000	4,077,000

The nature of each category of fees is described below:

(1)	Fees for services relating to the annual audit of the consolidated financial statements, annual audits of subsidiary companies’ financial statements, limited scope engagements for each of the first three quarters of each financial year, review of regulatory filings.

CINRAM INTERNATIONAL INC. — 2005 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

(2)	Audit-related fees for consultations regarding financial reporting and accounting standards.

(3)	Fees for assistance with the preparation of corporate tax returns, tax planning and advisory services.
11. For more information
Additional information, including executive and directors’ compensation and interests of management and others in material transactions, where applicable, is contained in our management information circular dated March 31, 2006, for the annual and special meeting of shareholders to be held on April 28, 2006, which involves the election of directors. Additional financial information is provided in Cinram’s comparative financial statements for 2005 on pages 28 to 59 of the 2005 Financial Review section of Cinram’s 2005 Annual Report, which are incorporated herein by reference.
To request a copy of Cinram’s annual and quarterly management’s discussion and analysis by contacting our investor relations department at 2255 Markham Rd., Toronto, Ontario, M1B 2W3 or by e-mail at investorrelations@cinram.com, or by calling (416) 298-8190.
These documents, as well as Cinram’s annual reports, quarterly reports and news releases, are available on Cinram’s Web site at www.cinram.com. Additional information relating to Cinram is also available on SEDAR at www.sedar.com.
12. Transfer agent
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Telephone: 1-800-564-6253
Fax: 1-888-453-0330
E-mail: CARegistryInfo@computershare.com

Appendix ‘A’
CINRAM INTERNATIONAL INC.
(the “Company”)
AUDIT COMMITTEE CHARTER
1.	PURPOSE The purpose of the Audit Committee (the “Committee”) is to:
(a)	assist the Board of Directors’ (the “Board”) oversight of the Company’s financial integrity, specifically by assisting the Board’s oversight of:
(i)	the integrity of the Company’s financial statements and other financial reporting;

(ii)	the independent auditor’s qualifications and independence;

(iii)	the performance of the Company’s internal audit functions and internal auditors;

(iv)	(iv) the Company’s compliance with legal and regulatory requirements; and

(v)	any other matters as defined by the Board;
(b)	manage, on behalf of the shareholders, the relationship between the Company and the external auditors by:
(i)	recommending to the Board the nomination and remuneration of the external auditors;

(ii)	overseeing the work of the external auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(iii)	pre-approving all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor;

(iv)	managing the relationship and facilitating communication between the Company and the external auditors; and
(c)	prepare any report that is required to be included in the Company’s annual information form relating to the Committee.
2.	COMMITTEE MEMBERSHIP
(a)	The Committee shall be composed of not less than three (3) Directors of the Company, appointed annually by the Board, each member shall serve at the pleasure of the directors of the Company until he or she resigns, is removed or ceases to be a director of the Company and each member shall be:
(i)	neither an officer or employee of the Company or any of its affiliates;

(ii)	“independent” as defined in the proposed Multilateral Instrument 52-110, in that they are free from any direct or indirect relationship that, in the opinion of the
i

Board, would reasonably interfere with the exercise of independent judgement as a member of the Committee;

(iii)	“unrelated” directors for the purposes of the Toronto Stock Exchange Corporate Governance Policy.
(b)	All members of the Committee must be “financially literate” as defined in Multilateral Instrument 52-110.

(c)	At least one member of the Committee must possess accounting or related financial expertise and shall have:
(i)	an understanding of financial statements and the generally accepted accounting principles used by the Company to prepare its financial statements;

(ii)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.
(d)	The financial expertise referred to in subsection (c) must have been acquired through educational means alone, or in combination with a complex financial or accounting employment background.

(e)	A Chair shall be appointed by the Committee.
3.	COMMITTEE MEETINGS
(a)	The time and place of all Committee meetings shall be determined by the Committee, provided that meetings are held at least quarterly.

(b)	As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the quarterly financial statements, the Committee shall meet separately with each of:
(i)	management;

(ii)	the external auditors; and

(iii)	the internal auditors.
4.	REPORTING TO THE BOARD: The Committee shall report to the Board following every meeting and at such other times as the Chair of the Committee may determine appropriate.

5.	EMPLOYMENT OF OUTSIDE ADVISORS: The Committee shall be entitled to engage independent counsel and other advisors as it determines necessary to carry out its duties and shall not be required to obtain Board approval for doing so.
6.	REMUNERATION OF COMMITTEE MEMBERS
(a)	No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).

(b)	For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.
7.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE
(a)	Financial Information
(i)	Annual Financial Statements: Before the release of the Company’s annual financial statements and related MD&A, press release and AIF the Committee shall meet with management and the external auditors to review and discuss the contents of those documents. The Committee shall then present a report to the Board based on this review.

(ii)	Interim Financial Statements: Before the release of the Company’s interim financial statements and related MD&A and press release, the Committee shall review those documents. They shall then provide a report to the Board based on this review.

(iii)	Review Procedures: The Committee must establish procedures and periodically assess such procedures for review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

(iv)	Accounting Treatment: The Committee shall review and discuss with management and the external auditors:
(A)	the quality of the Company’s accounting principles and financial statement presentations, including any significant accounting changes and the Company’s application or selection of accounting principles;

(B)	any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within GAAP that the external auditor has discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditor;

(C)	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of the Company;

(D)	major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; and

(E)	any material written communications between the external auditor and the Company including any management letter or schedule of unadjusted differences.
(b)	Disclosure of Other Information
(i)	The Committee shall review:
(A)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(B)	financial information and earnings guidance (if any) provided to analysts and rating agencies; and

(C)	financially related press releases (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information).
(c)	External Auditor
(i)	External auditors shall report directly to the Committee, and provide to them an annual audit plan for approval.

(ii)	The Committee shall:
(A)	Make recommendations to the Board as to the selection of the firm of independent public accountants to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

(B)	Review and approve the Company’s independent auditors’ annual engagement letter, including the proposed fees contained therein, and make recommendations thereon to the Board of Directors.

(C)	Review the performance of the Company’s independent auditors and make recommendations to the Board regarding the replacement or termination of the independent auditors when circumstances warrant.

(D)	Oversee the independence of the Company’s independent auditors by, among other things:
1.	Recommending approval by the Board of the appointment, compensation and work carried out by the independent auditors, including the provision of both audit related and non-audit related services to the company or any of its subsidiaries.

2.	Pre-approving all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Committee has established policies and procedures, and may revise such from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the

Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Committee at its next scheduled meeting following such pre-approval.

3.	Requiring the independent auditors to deliver to the Committee, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company and confirming their independence from the Company.

4.	Actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact upon the objectivity and independence of the independent auditors and recommending that the Board take appropriate action to satisfy itself of the auditors’ independence.
(d)	Internal Auditor:
(i)	Reporting: There shall be regular reporting from the internal auditor to the Committee and direct communications, without management present, with respect to specific issues as they arise.

(ii)	Oversight: The Committee shall oversee management reporting on the Company’s internal controls and periodically review and approve the mandate and plan of the internal audit department.
(e)	Financial Risk: The Committee shall meet periodically with management to discuss and review the Company’s major financial risk exposures identified by management and the steps management has taken to control such exposure. The Committee shall report periodically to the Board on its discussions and findings, and make recommendations as the Committee deems necessary.

(f)	Legal and Regulatory Compliance: The Committee shall review with the Company’s legal counsel any legal or regulatory matters that could have a significant impact on the Company’s financial statements or compliance with applicable laws and regulations, and inquiries received from regulators.

(g)	Reports: The Committee shall prepare any report that is required to be included in the Company’s annual information form relating to the Committee.
8.	COMPLAINT PROCEDURE: The Committee shall put in place procedures to deal with:
(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
9.	HIRING POLICIES: The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Company.
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10.	REVIEW AND AMENDMENTS TO CHARTER:
(a)	By the Committee: The Committee shall review this Charter annually and recommend to the Board any amendments it considers appropriate or desirable.

(b)	By the Board: The Board shall review and reassess the adequacy of this Charter annually or whenever necessary and shall consider all recommendations received by it from the Committee.
11.	LEGISLATIVE AND REGULATORY CHANGES: It is the Board’s intention that this Charter shall reflect at all times all legislative and regulatory requirements applicable to the Committee. Accordingly, this Charter shall be deemed to have been updated to reflect any amendments to such legislative and regulatory requirements and shall be formally amended at least annually to reflect such amendments.
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